IRVINE VENTURE LAW FIRM, LLP
ATTORNEYS AT LAW
5 HUTTON CENTRE DRIVE
SUITE 1400
SANTA ANA, CALIFORNIA 92707
TELEPHONE: (949) 660-7700
FACSIMILE: (949) 660-7799

March 29, 2009

By email dangd@sec.gov
Duc Dang, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:         Hartman Short Term Income Properties XX, Inc.
File No. 333-154750

Dear Mr. Dang:

As we discussed, we are providing this letter to refer you to the changes, additions and deletions made in response to your comment letter dated March 4, 2009.  The amendment number 2 to the Form S-11 has been filed through the EDGAR filing system.  The page numbers in this letter refer to the pages in the edgarized version of amendment number 2 to the Form S-11.  The numbers in this letter correspond to your numbered comments.

1.    In response to your first comment, we have added the requested security ownership of management information.  That information may be found on page 4, which is the first page of the prospectus summary.

2.    The registration statement now includes the audited financial statements and consent of GBH CPAs.

3.    We understand that Louis Fox, the registrant’s chief financial officer, has been in touch with staff accountants at the Commission.  If the staff accountants have comments or questions, we will promptly respond, by telephone if possible, to streamline the review process.

4.    The summary of advisor and other affiliate compensation is set forth in the Summary under the headings “Estimated Use of Proceeds of the Offering” and “Compensation to Our Advisor and Its Affiliates.”   The tables set forth the minimum and maximum estimated amounts payable to the advisor and its affiliates.

5.    We have revised the disclosure concerning the termination of the offering to provide, “The offering of our shares will continue until the earliest to occur of (a) our selling shares equal to our maximum offering of $250,000,000, (b) our board of directors determining to terminate the offering, or (c) three years after the effective date of this Offering.”  Management of the registrant believes that the registrant should sell all of the shares being registered for sell within two years after the effective date of the offering.

Duc Dang, Esq.
Securities and Exchange Commission
March 29, 2009

6.    We have revised the cover page to fit on one page only.

7.    We have identified our sponsor as Hartman XX Holdings, Inc., the holder of our common stock until investors are first admitted as shareholders, when the minimum investment level is met. We cannot state for certain that Mr. Hartman would not be considered a “sponsor” of the registrant.  As you know, Mr. Hartman is an associated person of the registrant, but we are not clear on whether that would make him a sponsor or what would be the significance of his being a sponsor individually rather than through the entity that he has selected.

8.    The registrant’s advisor will be Hartman Advisors LLC, a Texas limited liability company, whose key personnel are described in the Advisor on pages 61 and 62 of the preliminary prospectus.

9.    The use of funds tables now on pages 11 and 56-57 have been conformed for consistency.

10.   We have reconciled the disclosure by establishing a clear priority among the three existing Hartman investment entities in the second bullet point under Conflicts of Interests in the Summary on page 13 of the preliminary prospectus.

11.   At your suggestion, we have added disclosure regarding the potential conflict of interest and opportunity to earn fees from the registrant and an affiliate on the sale of a property from the registrant to an affiliate.  (See page 13.)

12.   In response to comment 12, we have added a list of the ownership structure of the affiliates identified in the preliminary prospectus.  (See page 4.)

13.   We have identified the dealer manager as Pavek Investments, Inc. Pursuant to item 508 of Regulation S-K, please see the Plan of Distribution section starting on page 123 of the preliminary prospectus.

14.   We have conformed the estimated amounts of affiliate compensation in the summary (page 10), in the table following the summary (pages 14 to 17) and in Estimated Use of Proceeds on page 56-57.

15.   We have amended and restated the articles of incorporation of the registrant to provide for an orderly termination and liquidation of the company unless the company’s shares of common stock have been listed for trading or quotation on an established securities exchange unless the shareholders approve an alternate strategy.  As stated on page 22, “We intend to begin the process of liquidating our assets or listing our shares within ten years of the termination of this primary offering, unless we obtain the approval of a majority of our shareholders to defer the liquidation or to approve an alternate strategy.”  The amended and restated articles of incorporation containing language requiring the board to present a termination plan or an alternative for shareholder approval have been attached as an exhibit to the registration statement.

Duc Dang, Esq.
Securities and Exchange Commission
March 29, 2009

16.   The disclosure on page 22 has been clarified to reflect that unless the shares of the company’s common stock are publicly listed, the board will present the shareholders with a proposal for the liquidation of the company’s assets or an alternative thereto.

17.   At your suggestion, we have replaced the phrase “last offering” and replaced it with the term “most recently terminated offering” to clarify that we believe what a willing unrelated buyer has paid for the issuer’s shares is likely a more accurate metric of share value than the appraisal of the issuer’s assets, subtraction of debt, and division by the number of outstanding shares.  (See page 122.) The correlation between share market value and asset value appears less direct than the actual price paid by third party investors for shares of common stock.

18.   We refer to using the net asset value measure of value after four full fiscal years after the most recently terminated offering.  We believe that will have the same effect as beginning in the fifth year after the effective date unless there is another offering of the issuer’s shares, which would have the effect of measuring the value of those shares in the market place.

19.   We have combined the economic risks into a single list of potential economic risks on page 42 of the preliminary prospectus.

20.   Footnote (3) on page 56 of the preliminary prospectus notes that the estimated use of proceeds relies on .5% for third party expenses.  As the overall limitation on acquisition expenses is six (6%) percent of the cost of the property or the amount of the mortgage loan made, if the actual cost of the third party expenses does exceed .5%, the cost effectively will be borne by the sponsor’s affiliates.  As the .5% estimate represents the highest estimated compensation to the sponsor’s affiliates and the lowest compensation to third parties, it is the amount reflected in the table on pages 55-56.

21.   The independent directors have the obligation to determine that the issuer is paying affiliates no more than fair value for services rendered.  On page 67 of the preliminary prospectus, it states: “If the independent directors do not determine that such excess expenses were justified, our advisor will reimburse us, at the end of the 12-month period, the amount by which the aggregate expenses exceeded the limitation.”

Duc Dang, Esq.
Securities and Exchange Commission
March 29, 2009

22.   The term “formation transaction” has been deleted from the registration statement.

23.   We have revised and expanded the biographies of James Stokes and Louis Fox.

24.   The biography of James Stokes now shows the date of his joining the Hartman companies on pages 59 and 62.

25.   The explanation on pages 12 and 59 of the preliminary prospectus states that the advisor and the property manager estimate that they will spend between one-third and one-half of their time will be devoted to the registrant.

26.   The dual roles played by management personnel in the advisor and the property manager are disclosed on page 68.

27.   We have clarified references to HIR Management as the advisor and to Hartman Management as the former manager of other programs sponsored by affiliates of the issuer.

28.   We have clarified the discussion on page 63 to explain why only the issuer is in a position to offer all forms of incentive compensation to key personnel, “Only we can grant incentive compensation directly related to the value of our stock.  We anticipate issuing our executive officers options, which are the contractual right to buy stock at a specified price.  We anticipate issuing options that will permit the recipients to buy our stock at a price no less than the stock’s value on the date that the option was issued.  The only way that the executive officers would benefit from such an option would be that the value of our increased over the life of the option.”

29.   The reference to a table of options to be issued has been stricken from page 65.  The independent directors constituting the compensation committee has yet to determine the number of options to be issued or the recipients of the options to be issued.

30.   The property manager will be entitled to retain the difference between what the issuer pays it to manage a property and the fee that a third party subcontractor charges the property manager.  The property manager also will receive a supervisory fee with respect to properties that the registrant contracts directly with a third party property manager as described on page 71.

31.   We have added descriptions of the fees and compensation payable to affiliates of the sponsor on pages 70-74 in the compensation table.

32.   We have revised the compensation table as requested on pages 70 to 74.

Duc Dang, Esq.
Securities and Exchange Commission
March 29, 2009

33.   We have stated in several places that the issuer will reimburse the advisor and the property manager for salaries and other costs incurred in providing advisory and property management services rendered for the issuer, subject only to the overall 2%/25% cap set forth in the issuer’s charter.  That arrangement is disclosed in several locations in the preliminary prospectus, including pages 67, 72 and 80.

34.   The discussion of Interests in Other Real Estate Programs on page 75 now states that affiliates of the sponsor are involved in one other public REIT and a privately offered and held REIT.

35.   In response to comment 35, we note the second, fourth and seventh bullet points on page 77 that relate to the advisor’s and property manager’s asset based fees.

36.   You correctly point out that the preliminary prospectus does not expressly state that the independent directors will have the professional experience to value the properties.  Mr. Tompkins has years of experience with another REIT and is a certified public accountant.  Mr. Bouffard has a strong accounting background as well.  The two independent directors have complementary skills in the real estate and accounting areas that are intended to permit them to function well as the independent directors of a publicly held real estate fund.  Given their experience and background, they alone will decide on whether to hire an appraiser in connection with a property transaction with an affiliate.  To represent otherwise would not be possible.

37.   Footnote (5) on page 73 addresses your comment:  “Our board of directors has adopted a policy to generally limit our aggregate borrowings to approximately 50% of the aggregate value of our assets once we have ceased raising capital under this offering or any subsequent offering and invested substantially all of our capital. During our offering stage and until we have invested the proceeds of this offering or any subsequent offering, we expect to borrow more than 50% of the contract purchase price of each real estate asset we acquire to the extent our board of directors determines that borrowing these amounts is prudent.”  Thus, the level of leverage may well exceed 50% on a property-by-property basis and on the portfolio as a whole until the offering closes and the board determines how much debt to pay down to meet the 50% level of leverage.

38.   The reference to six years in connection with the termination of the issuer was erroneous and has been corrected throughout the preliminary prospectus to five to ten years.  See page 87.

39.   We have greatly enhanced the prior performance tables as noted in comment 39.

40.   The prior performance table is now at the end of the preliminary prospectus.

41.   We have retained the presentation of Table I in dollars and have added the presentation in percentages.

Duc Dang, Esq.
Securities and Exchange Commission
March 29, 2009

42.   The Share Redemption Program described on pages 18 and 111 to 114 now expressly provides that the time frames are measured from the end of the offering and not necessarily from the date that an investor purchases his or her shares.  Some will hold their shares longer; none is likely to hold their shares for a shorter time.

43.   The description of the Hartman REIT OP has been changed to show that use of Hartman REIT OP has been made conditional upon the board’s determination that the umbrella partnership is required.  See pages 120 to 122 of the preliminary prospectus.

44.   The legal and tax opinions should have been attached as exhibits to amendment number one and are attached as exhibits to this amendment.

45.   In several places, including page one of the preliminary prospectus, we state, “Prior to the effectiveness of this offering, all of our issued common stock is owned by Hartman XX Holdings, Inc., a Texas corporation and our sponsor, all of the outstanding capital stock of which is owned by our CEO, Allen Hartman.”

46.   We believe that we have added the requisite undertakings to Part II.

We are hopeful that we will be in a position to reasonably request acceleration after you have reviewed amendment no. 2.   Please contact me with any questions.

Very truly yours,

IRVINE VENTURE LAW FIRM, LLP

/s/ Michael E. Shaff
Michael E. Shaff

cc:    James Stokes, Esq.